Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818

April 6, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A, Amendment 4
File No: 333-164396

Enclosed is our response to your comment during your conversation of April 6, 2010.  Attached you will also find a copy of the amendment and the corrected Exhibit 23.1

We look forward to hearing back from you and we hope we responded appropriately to your comment. Please feel free to contact us directly at 775-232-1950 or fax any response to 775-201-8331.

Sincerely;

/s/ Yanzhang Li
Yanzhang Li
President